Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 10, 2010
Item 3	News Release The news release dated May 10, 2010 was disseminated through Marketwire’s Canada and US Investment and UK Media and Analysts Disclosure Networks.
Item 4	Summary of Material Change Silver Standard Resources Inc. reported the approval of the San Luis Feasibility Study for submission to the San Luis joint venture by its board of directors.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 10, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of May, 2010

May 10, 2010	News Release 10-14

SILVER STANDARD REPORTS SAN LUIS FEASIBILITY STUDY

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) is pleased to report the approval of the San Luis Feasibility Study for submission to the San Luis joint venture by its board of directors.  The Feasibility Study estimates an internal rate of return of 26.5% and a net present value discounted at 5% of $39.2 million at base case prices of $800/ounce gold and $12.50/ounce silver.  Capital expenditures are estimated to be US$90.4 million (+/- 15%) for a 400 tonne/day underground mine with average annual production of 78,000 ounces of gold and 1.86 million ounces of silver over its 3.5 year mine life.

The San Luis Project, located in Ancash, Peru, is owned by Reliant Ventures S.A.C., a joint venture of Silver Standard and Esperanza Silver Corporation.  Silver Standard is the project operator.  With the completion of the Feasibility Study, Silver Standard has now vested a 70% interest in the joint venture.

The joint venture will meet to consider and approve the Feasibility Study in no sooner than three months and no later than six months.  Silver Standard has 60 days following the approval of the Feasibility Study by the joint venture to elect to increase its interest to 80% by paying all costs to place the project in production.

Resources and Reserves

Resource and reserve grades were derived from a geologic block model provided by Resource Evaluation Inc. (REI) and Resource Modeling Inc. (RMI) in 2009.  The block model resource estimate was prepared by independent qualified persons Michael Lechner, P.Geo., of Resource Modeling, Inc. and Donald Earnest, Registered Geologist, of Resource Evaluations, Inc., and used a cut-off grade of 6 g/t gold-equivalent based on a 65:1 gold-silver ratio and metals prices of US$600/troy ounce gold and US$9.25/troy ounce silver.

In this resource estimate, measured and indicated resources totaled 484,000 tonnes grading 22.4 grams of gold and 578.1 grams of silver per tonne containing 348,100 ounces of gold and 9,003,300 ounces of silver. (See the Updated Mineral Resource Estimate filed on SEDAR (www.sedar.com) on January 16, 2009.)

The following table summarizes the mineral reserves within the block model resource estimate.

San Luis Project Mineral Reserve Summary – April 2010
(100% basis, based on a cut-off grade of 6.9 grams of gold-equivalent per tonne)

Material	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Proven	56,279	28.26	604.45	51,136	1,093,690
Probable	447,034	16.65	426.21	239,348	6,125,745
Total	503,313	17.95	446.14	290,484	7,219,435

The mineral reserves were estimated using higher metal prices of US$800/oz gold and US$12.50/oz silver, metallurgical recoveries of 94.0% for gold and 90.0% for silver and an operating cost of US$160.83 per tonne of ore processed to determine a breakeven cut-off grade for reserves of 6.9 g/t gold-equivalent.

The mineral reserve has been determined in accordance with CIM guidelines and only measured and indicated resources as defined in National Instrument 43-101 were used to calculate the proven and probable mineral reserve.  The mineral reserve estimates contained in this news release were prepared by Steve L. Milne, P.E., an independent Qualified Person, as defined by NI 43-101, of Milne & Associates, Inc., Tucson, Arizona.

Operating and Financial Summaries

As presented in the Feasibility Study, the operating cost for the San Luis Project is estimated at $160.83/tonne of ore processed.  The following table summarizes the breakdown of operating costs:

Estimated Annual Operating Cost Summary – April 2010

Area	Average Cost (in US$)	Unit Cost (in US$/tonne Ore)
Mine	8,613,713	59.00
Process	8,222,281	56.32
General & Administration(1)	6,644,496	45.51
Total	23,480,490	160.83

(1)	Estimates provided by Silver Standard.

The base case financial summary assumes recovered gold production of 270,031 ounces and silver production of 6,454,810 ounces over the life of the mine:

Base Case Financial Summary – April 2010
(in US$ where applicable)

Base case gold price	$800
Base case silver price	$12.50
Cash operating cost per ounce of gold (2)	$313. 16
Internal rate of return (IRR)	26.5%
Net present value – 0%	$57.5 million
5% discount	$39.2 million
10% discount	$25.6 million

(2)	Excluding silver credits.

Sensitivities – April 2010

	Gold price (US$/oz)	Silver Price (US$/oz)	IRR (%)	NPV (US$ in millions, 5% discount)
Base Case	800	12.50	26.5	39.2 million
3-year Average	955	14.76	40.2	68.2 million
Spot	1,170	18.50	58.0	109.1 million

The following Qualified Persons were relied on for the respective roles in the preparation of the San Luis Feasibility Study:

Qualified Person	Scope of Responsibility
Mike Robb, P.E. RR Engineering	General study coordination, review and report preparation
Donald Earnest, Registered Geologist Resource Evaluation, Inc. (REI)	Mineral resource modeling, estimation and drilling validation (with RMI)
Michael Lechner, P.Geo. Resource Modeling, Inc. (RMI)	Mineral resource modeling, estimation and drilling validation (with REI)
Steve L. Milne, P.E., Milne & Associates, Inc.	Mineral reserves and mining section report format and review of mine design, planning, costs, and mineral reserve estimation
Chris Kaye, B.Eng. (Chemical) Mine and Quarry Engineering Services Inc.	Mill metallurgical testwork management, mineral processing facility design, power generation design, infrastructure cost estimation, project planning and report assembly
Clint Strachan, P.E. MWH Americas, Inc.
Review of tailings acid-base accounting and characterization testwork, slurry consolidation testing, tailings storage facility (TSF) and water collection facility designs and cost estimate, and TSF conceptual closure planning
Geotechnical assessment of ground conditions for project facilities

Silver Standard Resources Inc. is a silver mining company that intends to grow through exploration and the development of its project pipeline.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates for the San Luis Project; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)